EXHIBIT 99.1

Electra Confirms Effective Date for Reverse Share Split

TORONTO, Dec. 30, 2024 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announces that effective at the close of business on December 31, 2024, the Company will effect a reverse share split (the “Reverse Split”) of its outstanding common share capital on the basis of four (4) pre-Reverse Split shares for every one (1) post-Reverse Split share. At the opening of markets on January 2, 2025, the common shares of the Company (“Common Shares”) will commence trading on a post-Reverse Split basis under the existing ticker symbol “ELBM” and the new CUSIP: CA28474P7065.

The Reverse Split is being undertaken to support the Company’s efforts to regain compliance with the minimum bid price requirement (“Minimum Bid Requirement”) of US$1.00 per share under Nasdaq Listing Rule 5550(a)(2) on The Nasdaq Stock Market LLC (“Nasdaq”). Additionally, the Company believes an increased Common Share price will allow it to attract certain individual and institutional investors who have minimum share price thresholds for equity investments, which thresholds preclude them from investing in ‘penny stocks’. The Reverse Split was approved by shareholders of the Company at the special meeting of shareholders held on December 20, 2024.

As of the date of this news release, the Company has 59,213,423 Common Shares issued and outstanding. Following the completion of the Reverse Split, the Company is expected to have approximately 14,803,355 Common Shares issued and outstanding. The exercise price and number of Common Shares issuable upon the exercise of the Company’s outstanding options, warrants and other convertible securities will also be proportionally adjusted upon completion of the Reverse Split. Any fractional Common Share resulting from the Reverse Split will be rounded to the nearest whole number.

A letter of transmittal will be mailed to registered shareholders once the Reverse Split has taken effect. The letter of transmittal contains instructions on how registered shareholders can exchange their share certificates evidencing their pre-Reverse Split shares for new share certificates representing the number of post-Reverse Split shares to which they are entitled.

Beneficial shareholders holding their Common Shares through a brokerage may be subject to different procedures for obtaining their post-Reverse Split shares. If shareholders have any questions in this regard, they are encouraged to contact their respective brokerage or intermediary.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements, including statements in this release about the expected date of trading of the post-Reverse Split Common Shares, trading in the Company’s post-Reverse Split Common Shares and the Company’s ability to maintain its Nasdaq listing. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation as set forth in the Company’s continuous disclosure documents, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.